                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13G


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  1  )*
                                             ---

                     Black Hawk Gaming and Development Co Inc.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                       Common
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                           (Title of Class of Securities)

                                    092067-10-7
                                   --------------
                                   (CUSIP Number)

                                    July 31, 1998
                                    -------------
               (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                                 /x/  Rule 13d-1(b)
                                 / /  Rule 13d-1(c)
                                 / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 PAGE 1 OF 6 PAGES

----------------------                                      -----------------
CUSIP NO.  092067-10-7             13G                      PAGE 2 OF 6 PAGES
----------------------                                      -----------------

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   1   NAME OF REPORTING PERSON S.S. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON
       U.S. Bancorp
       601 2nd Ave South
       Minneapolis, MN 55402-4302
       Tax I.D. No.: 41-0255900
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) / /
                                                                (b) / /
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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
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                    5    SOLE VOTING POWER

    NUMBER OF                        *
                    ------------------------------------------------------------
     SHARES         6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                         *
                    ------------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                          *
                    ------------------------------------------------------------
      WITH          8    SHARED DISPOSITIVE POWER

                                     *
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     *
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     Less than 5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       H.C.
--------------------------------------------------------------------------------
                        SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 3 of 6 pages

ITEM 1

      a.   NAME OF ISSUER:

           Black Hawk Gaming and Development Co Inc.

      b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           Black Hawk Gaming and Development Co Inc.
           2060 Broadway Suite 400
           Boulder, CO 80302

ITEM 2

      a.   NAME OF PERSON FILING:

           U.S. Bancorp

      b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

           601 2nd Ave South
           Minneapolis, MN  55402-4302
           United States

      c.   TITLE OF CLASS OF SECURITIES:

           COMMON

      d.   CUSIP NUMBER:

           092067-10-7

ITEM 3

          The person filing this statement is a:
          (g) [x] Parent Holding Company

ITEM 4

      OWNERSHIP:

      a.   Amount beneficially owned:                                          *
      b.   Percentage of Class:                                     Less than 5%
      c.   Number of shares as to which such person has:

           1.    Sole power to vote or direct the vote:                        *
           2.    Shared power to vote or direct vote:                          *
           3.    Sole power to dispose or direct the disposition:              *
           4.    Shared power to dispose or direct the disposition:            *

ITEM 5

     OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:  ( XX )

ITEM 6

        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

        See Exhibit A

ITEM 8

        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable

ITEM 9

        NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable

ITEM 10

        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  August 10, 1998


/s/ Merita Schollmeier
-----------------------------------
Merita Schollmeier
Vice President

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D. C. 20549

                                    SCHEDULE 13G
                     Under the Securities Exchange Act of 1934

                                     EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary, which is classified as a broker for the purposes of 17 CFR 140.13d-1 (b) (ii) (A).



     U.S. Bancorp Piper Jaffray Inc.
     222 South Ninth Street
     Minneapolis, MN  55402-3804

                                                                 Page 6 of 6
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                               EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition
Act).